SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934)

                            TRI-COUNTY BANCORP, INC.
                            ------------------------
                                (Name of Issuer)

                            TRI-COUNTY BANCORP, INC.
                            ------------------------
                      (Name of Person(s) Filing Statement)

                          Common Stock, $.10 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  895452 10 0
                                  -----------
                      (CUSIP Number of Class of Securities)

                                Robert L. Savage
                            Tri-County Bancorp, Inc.
                                2201 Main Street
                    Torrington, Wyoming 82240 (307) 532-2111
                    ----------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. [ ] The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b. [ ] The filing of a registration statement under the Securities Act of 1993.

c. [X] A tender offer.

d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
Transaction Valuation*                                      Amount of filing fee
$4,382,000                                                          $876.40
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This assumes the purchase of 313,000 shares of common stock of the Issuer at the maximum tender offer price per share of $14.00. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, equals 1/50th of one percentum of the value of the shares to be purchased.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   876.40          Filing Party: Tri-County Bancorp, Inc.
Form or Registration No.: Schedule 13E-4  Date Filed:   October 20, 1998

     This Amendment No. 2 to Schedule 13E-3 amends and supplements the Schedule 13E-3 (dated October 20, 1998) and Amendment No. 1 to Schedule 13E-3 (October 23, 1998) filed by Tri-County Bancorp, Inc., a Wyoming corporation (the "Company") in connection with the issuer tender offer to be made by the Company to its stockholders to purchase up to 313,000 shares of its outstanding Common Stock, par value $0.10 per share (the "Shares") at prices of not greater than $14.00 nor less than $11.00 per Share net to the Seller in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated October 23, 1998 (the "Offer to Purchase") and in the accompanying Letter of Transmittal, which together constitute the "Offer," copies of which are filed as Exhibits (d)(1) and (d)(2) hereto, respectively. Unless otherwise indicate, all references in this Statement are to the Offer to Purchase.

     The cross-reference sheet below is being supplied pursuant to General Instruction F to Schedule 13E-3 and shows the location in the Schedule 13E-4 filed by the Company with the Securities and Exchange Commission concurrently herewith required to be included in response to the items of this Statement. The information in such Schedule 13E-4 is hereby expressly incorporated herein by reference. A copy of such Schedule 13E-4 of the Company (excluding exhibits) is attached hereto as Exhibit (f)(1).

                              CROSS REFERENCE SHEET

                  Item in                                    Location in
                  Schedule 13E-3                             Schedule 13E-4
                  --------------                             --------------

                  Item 1(a)                                  Item 1(a)
                  Item 1(b)                                  Item 1(b)
                  Item 1(c)                                  Item 1(c)
                  Item 1(d)                                     *
                  Item 1(e)                                     *
                  Item 1(f)                                     *
                  Item 2                                     Item 1(d)
                  Item 3                                        *
                  Item 4                                        *
                  Item 5                                     Item 3
                  Item 6                                     Item 2
                  Item 7                                     Item 3
                  Item 8                                        *
                  Item 9                                        *
                  Item 10(a)                                    *
                  Item 10(b)                                 Item 4
                  Item 11                                    Item 5
                  Item 12                                       *
                  Item 13                                       *
                  Item 14                                    Item 7
                  Item 15(a)                                    *
                  Item 15(b)                                 Item 6
                  Item 16                                    Item 8
                  Item 17                           Separately included herewith

----------------------
         *  This Item is inapplicable or the answer thereto is in the negative.

17.      Material to be filed as Exhibits.

         (a)               Not applicable.
         (b)(1)            Opinion of Keefe, Bruyette & Woods, Inc. dated October 23, 1998 delivered to the Board of Directors and the Special Committee of the Board (the "Special
                           Committee") (See Annex I to Exhibit (d)(1) included herein)
         (b)(2)            Report of Charles Webb & Company, a division of Keefe, Bruyette & Woods,
                           Inc.
         (c)               Not applicable
         (d)(1)            Offer to Purchase dated October 23, 1998
         (d)(2)            Letter of Transmittal**
         (d)(3)            Notice of Guaranteed Delivery**
         (d)(4)            Letter from Securities Dealers, Commercial Banks and Trust Companies to their
                           Clients**
         (d)(5)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*
         (d)(6)            Letter to Stockholders dated October 23, 1998 from Robert L. Savage, President and Chief Executive Officer of the Company*
         (d)(7)            Letter to Participants in the Tri-County Federal Savings Bank Employee Stock
                           Ownership Plan*
         (d)(8)            Question and Answer Brochure*
         (e)               Not applicable
         (f)(1)            Schedule 13E-4 of the Company dated October 20, 1998 (excluding exhibits)*
         (f)(2)            Press Release issued by the Company on October 20, 1998*
         (f)(3)            Amendment No. 1 to Schedule 13E-4 of the Company dated October 23, 1998
                           (excluding exhibits)**
         (f)(4)            Press Release issued by the Company on October 20, 1998 (re: 3rd quarter earnings)**
         (f)(5)            Amendment No. 2 to Schedule 13E-4 of the Company dated November 23, 1998
                           (excluding exhibits)
         (f)(6)            Form of Press Release issued by the Company dated November 23, 1998
                           (re: extension of Offer)

--------------------
*  Previously filed on October 20, 1998 with Schedule 13E-3.
** Previously filed on October 23, 1998 with Amendment No. 1 to Schedule 13E-3.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated:  November 23, 1998                            Tri-County Bancorp, Inc.



                                            By:      /s/ Robert L. Savage
                                                     --------------------
                                                     Name:   Robert L. Savage
                                                     Title:  President

                                  EXHIBIT INDEX


Exhibit
(a)               Not applicable.

(b)(1)            Opinion of Keefe, Bruyette & Woods, Inc. dated October 23, 1998 delivered to the
                  Board of Directors and the Special Committee of the Board (the "Special Committee")
                  (See Annex I to Exhibit (d)(1) included herein)

(b)(2)            Report of Charles Webb & Company, a division of Keefe, Bruyette & Woods, Inc.

(c)               Not applicable

(d)(1)            Offer to Purchase dated October 23, 1998

(d)(2)            Letter of Transmittal**

(d)(3)            Notice of Guaranteed Delivery**

(d)(4)            Letter from Securities Dealers, Commercial Banks and Trust Companies to their
                  Clients**

(d)(5)            Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees*

(d)(6)            Letter to Stockholders dated October 23, 1998 from Robert L. Savage, President and
                  Chief Executive Officer of the Company*

(d)(7)            Letter to Participants in the Tri-County Federal Savings Bank Employee Stock Ownership
                  Plan*

(d)(8)            Question and Answer Brochure*

(e)               Not applicable

(f)(1)            Schedule 13E-4 of the Company dated October 20, 1998 (excluding exhibits)*

(f)(2)            Press Release issued by the Company on October 20, 1998*

(f)(3)            Amendment No. 1 to Schedule 13E-4 of the Company dated October 23, 1998 (excluding exhibits)**

(f)(4)            Press Release issued by the Company on October 20, 1998 (re: 3rd quarter earnings)**

(f)(5)            Amendment No. 2 to Schedule 13E-4 of the Company dated November 23, 1998
                  (excluding exhibits)

(f)(6)            Form of Press Release issued by the Company dated November 23, 1998
                  (re: extension of Offer)

--------------------
*  Previously filed on October 20, 1998.
** Previously filed on October 23, 1998.

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